

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Michael E. McFarland
President and Chief Executive Officer
CFSB Bancorp, Inc.
15 Beach Street
Quincy, MA 02170

> **Re: CFSB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2021**
> **File No. 333-259406**

Dear Mr. McFarland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

The Reorganization And Offering
How We Determined the Stock Pricing and the Number of Shares to be Issued, page 104

2.   Expand the penultimate paragraph on page 105 to include the reasons for the Appraiser's downward adjustments for profitability, growth, viability of earnings, dividends, liquidity of the shares, and marketing of the issue. Please also expand the summary section to disclose these downward adjustments and summarize the reasons for the adjustments.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance